UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 50)

HEARST-ARGYLE TELEVISION, INC.

(Name of Issuer)

SERIES A COMMON STOCK

(Title of Class of Securities)

422317 10 7

(CUSIP Number)

Eve B. Burton

The Hearst Corporation

300 West 57th Street

New York, New York 10019

(212) 649-2045

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Kathleen L. Werner

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

August 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 422317 10 7		13D

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HEARST BROADCASTING, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_| (b) |_|
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 69,786,759
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 69,786,759
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,786,759
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.6%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON HEARST HOLDINGS, INC.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_| (b) |_|
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 69,786,759
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 69,786,759
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,786,759
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.6%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE HEARST CORPORATION
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_| (b) |_|
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 69,786,759
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 69,786,759
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,786,759
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.6%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 422317 10 7		13D

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE HEARST FAMILY TRUST
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_| (b) |_|
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 69,786,759
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 69,786,759
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,786,759
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.6%
14.		TYPE OF REPORTING PERSON OO (Testamentary Trust)

SCHEDULE 13D

This Amendment No. 50 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust", and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

Item 2. Identity and Background.

Raymond J. Petersen, Director of Hearst and Hearst Holdings, Executive Vice President: Hearst Magazines Division of Hearst Communications, Inc., and Trustee of the Trust, passed away on July 11, 2007. In addition, the principal business address of Hearst, Hearst Holdings and Hearst Broadcasting has changed from 959 Eighth Avenue to 300 West 57th Street, New York, New York 10019.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $6,604,429.50. Hearst Broadcasting used its working capital and the working capital of one or more of its affiliates to make such purchases.

Item 4. Purpose of Transaction.

Hearst Broadcasting purchased additional shares of Series A Common Stock, as reported in Item 5(c) of this Statement, between July 31 and August 17, 2006, in order to increase its equity interest in the Issuer.

On August 24, 2007, Hearst delivered the letter included in Exhibit 1 to the Issuer, and issued the press release attached as Exhibit 1, both of which are incorporated herein by reference. In these documents, Hearst announced that it intends to commence a tender offer to acquire all outstanding shares of Series A Common Stock at a price of $23.50 per share in cash.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of August 24, 2007, the Reporting Persons owned 27,501,980 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 69,786,759 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 73.6% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of July 23, 2007, as per the Form 10-Q filed with the Securities and Exchange Commission on July 27, 2007, and assuming conversion of the Series B Preferred Securities owned by the Reporting Persons.

(c) Since filing Amendment No. 49 to the Statement, Hearst Broadcasting purchased 34,850 shares of Series A Common Stock of the Issuer pursuant to open-market transactions and 275,000 shares of Series A Common Stock of the Issuer through an unsolicited private transaction with a stockholder of the Issuer. Further details of these purchases are set forth below:

Date	# of Shares	Price per Share ($)	Cost ($)
7/31/2006	650	20.1300	13,084.50
7/31/2006	1,600	20.0300	32,048.00
7/31/2006	1,600	20.0000	32,000.00
7/31/2006	850	19.9900	16,991.50
7/31/2006	2,250	20.0200	45,045.00
7/31/2006	550	20.0100	11,005.50
7/31/2006	950	20.0600	19,057.00
7/31/2006	1,000	20.0400	20,040.00
7/31/2006	250	20.0500	5,012.50
7/31/2006	750	20.0500	15,037.50
7/31/2006	50	20.0300	1,001.50
7/31/2006	600	20.0400	12,024.00
7/31/2006	700	20.0700	14,049.00
7/31/2006	900	20.1000	18,090.00
7/31/2006	1,050	20.0900	21,094.50
7/31/2006	200	20.1200	4,024.00
7/31/2006	400	20.1100	8,044.00
8/1/2006	1,300	20.0600	26,078.00
8/1/2006	1,700	20.0800	34,136.00
8/1/2006	1,250	20.0700	25,087.50
8/1/2006	100	20.0400	2,004.00
8/1/2006	500	20.1000	10,050.00
8/1/2006	1,050	20.0500	21,052.50
8/1/2006	250	20.0900	5,022.50
8/3/2006	1,050	20.8000	21,840.00
8/3/2006	650	20.8100	13,526.50
8/3/2006	200	20.8200	4,164.00
8/3/2006	50	20.7800	1,039.00
8/3/2006	100	20.7700	2,077.00
8/3/2006	150	20.7400	3,111.00
8/3/2006	300	20.7200	6,216.00
8/3/2006	50	20.6500	1,032.50
8/3/2006	300	20.6900	6,207.00
8/3/2006	50	20.7100	1,035.50
8/3/2006	50	20.7300	1,036.50
8/3/2006	50	20.8400	1,042.00
8/3/2006	200	20.8300	4,166.00
8/3/2006	800	20.7600	16,608.00
8/3/2006	400	20.7900	8,316.00
8/3/2006	100	20.8700	2,087.00
8/3/2006	300	20.9100	6,273.00
8/3/2006	650	20.9200	13,598.00
8/3/2006	100	20.9900	2,099.00
8/3/2006	650	20.9800	13,637.00
8/3/2006	500	20.9700	10,485.00
8/3/2006	850	20.9500	17,807.50
8/3/2006	1,900	20.9600	39,824.00
8/3/2006	300	20.9300	6,279.00
8/3/2006	100	20.9400	2,094.00
8/3/2006	4,500	21.0000	94,500.00
8/17/2006	275,000	21.4300	5,893,250.00
Total	309,850		6,604,429.50

Item 7. Material to be filed as Exhibits.

Exhibit 1	Press release issued by Hearst on August 24, 2007,
including the Letter, dated August 24, 2007, from
Hearst to the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2007

HEARST BROADCASTING, INC.

By: /s/ James M. Asher
------------------------
Name: James M. Asher
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2007

HEARST HOLDINGS, INC.

By: /s/ James M. Asher
------------------------
Name: James M. Asher
Title: Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2007

THE HEARST CORPORATION

By: /s/ James M. Asher
------------------------
Name: James M. Asher
Title: Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2007

THE HEARST FAMILY TRUST

By: /s/ Victor F. Ganzi
----------------------------
Name: Victor F. Ganzi
Title: Trustee